Exhibit 99.1
Dole plc Reports Fourth Quarter and Full Year 2023 Financial Results
DUBLIN – February 29, 2024 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three months and year ended December 31, 2023.
Highlights for the year ended December 31, 2023:
•Very strong full year results achieved following a year of good momentum for the Group
•Revenue of $8.2 billion, an increase of 2.8%
•Net income of $155.7 million, an increase of 39.3%, and Diluted EPS of $1.30
•Adjusted EBITDA1 of $385.1 million, an increase of $24.7 million, or 6.9%
•Adjusted Net Income of $118.1 million and Adjusted Diluted EPS of $1.24
•Free Cash Flow from Continuing Operations of $220.6 million
•Net Debt of $818.3 million, a reduction of $204.2 million
Financial Highlights - Unaudited

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,072	2,043	8,245	8,024
Income from Continuing Operations[2]	23.1	21.7	177.5	168.2
Net Income	28.9	13.4	155.7	111.8
Net Income attributable to Dole plc	22.3	6.8	124.1	86.5
Diluted EPS from Continuing Operations	0.17	0.16	1.53	1.51
Diluted EPS	0.23	0.07	1.30	0.91
Adjusted EBITDA[1]	76.9	77.5	385.1	360.4
Adjusted Net Income[1]	14.8	17.3	118.1	136.4
Adjusted Diluted EPS[1]	0.16	0.18	1.24	1.44
Commenting on the results, Carl McCann, Executive Chairman, said:
“2023 was a year of positive development for the Group. We are very pleased with our strong full year results, delivering Adjusted EBITDA growth of 6.9% and reducing our net debt by over $200 million.
Earlier this week, we announced an agreement to sell our 65% equity stake in Progressive Produce to Arable Capital Partners. The proceeds from this sale will be used to further strengthen our financial position and increase our focus on our core activities.
We believe our business is well positioned to deliver another good result in 2024, and at this early stage of the year, our target is to deliver full year Adjusted EBITDA in line with 2023 on a like-for-like basis.
Our results in 2023 would not be possible without the efforts of our people, and we extend thanks to everyone for their continued dedication and contributions during this past year.”

1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
2 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our consolidated statements of operations, its assets and liabilities are separately presented in our consolidated balance sheets, and its cash flows are presented separately in our consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Group Results - Fourth Quarter
Revenue increased 1.5%, or $29.7 million, primarily due to a positive impact from foreign currency translation of $33.4 million, a net positive impact from acquisitions and divestitures of $12.2 million and an increase in revenue in the Diversified EMEA segment on a like-for-like basis3. Excluding the impact of foreign currency translation and acquisitions and divestitures, on a like-for-like basis, Group revenue decreased 0.8%, or $15.9 million, driven partially by lower revenue in the Diversified Americas segment.
Adjusted EBITDA decreased 0.8%, or $0.7 million, primarily driven by a decrease for the Fresh Fruit segment against a very strong prior year comparative, partially offset by a strong performance in the Diversified EMEA segment. On a like-for-like basis, Adjusted EBITDA decreased 2.0%, or $1.5 million.
Adjusted Net Income decreased $2.4 million, predominantly due to the decreases in Adjusted EBITDA and higher interest expense. Adjusted Diluted EPS was $0.16 compared to $0.18 in the prior year.
Group Results - Full Year
Revenue increased 2.8%, or $220.9 million, and, on a like-for-like basis, revenue increased 2.0%, or $158.3 million. The increase was driven by increases in the Diversified EMEA and Fresh Fruit segments primarily as a result of inflation-justified price increases, a positive impact from foreign currency translation of $26.7 million and a net positive impact from acquisitions and divestitures of $35.8 million. These positive impacts were partially offset by lower revenue in the Diversified Americas segment.
Adjusted EBITDA increased 6.9%, or $24.7 million, primarily due to stronger performance in the Diversified EMEA and Fresh Fruit segments, partially offset by a lower result in the Diversified Americas segment due to seasonal timing differences in the Chilean cherry season. On a like-for-like basis, Adjusted EBITDA increased 5.9%, or $21.2 million.
Adjusted Net Income decreased by $18.3 million, predominantly due to higher interest expense and tax expense, partially offset by the increases in Adjusted EBITDA as noted above and lower depreciation expense. Adjusted Diluted EPS for the year ended December 31, 2023 was $1.24 compared to $1.44 in the prior year.

Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	December 31, 2023		December 31, 2022

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$748,703	$28,792	$740,167	$39,460
Diversified Fresh Produce - EMEA	862,865	32,638	751,594	22,656
Diversified Fresh Produce - Americas & ROW	489,761	15,427	573,936	15,396
Intersegment	(29,074)	—	(23,129)	—
Total	$2,072,255	$76,857	$2,042,568	$77,512

	Year Ended
	December 31, 2023		December 31, 2022

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$3,135,866	$208,930	$3,047,149	$205,547
Diversified Fresh Produce - EMEA	3,432,945	133,570	3,152,561	111,053
Diversified Fresh Produce - Americas & ROW	1,800,168	42,618	1,965,667	43,796
Intersegment	(123,711)	—	(140,974)	—
Total	$8,245,268	$385,118	$8,024,403	$360,396
3 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.

Fourth Quarter Commentary
Fresh Fruit
Revenue increased 1.2%, or $8.5 million, compared to the prior year quarter. The increase was primarily due to higher worldwide volumes of bananas sold, an increase in banana pricing in Europe and an increase in worldwide pricing of pineapples. These increases were offset in part by lower banana prices in North America and less worldwide volumes of pineapples sold.
Adjusted EBITDA decreased by 27.0%, or $10.7 million. The decrease was primarily due to higher fruit sourcing costs in bananas, as well as weaker performance in our commercial cargo business and other diversified products.
Diversified Fresh Produce – EMEA
Revenue increased 14.8%, or $111.3 million, primarily driven by inflation-justified price increases across the segment, a positive impact from foreign currency translation of $33.4 million due to the strengthening of the Euro and British pound sterling against the U.S. Dollar and a net positive impact from acquisitions and divestitures of $12.2 million. On a like-for-like basis, revenue increased 8.7%, or $65.7 million.
Adjusted EBITDA increased 44.1%, or $10.0 million. The increase in Adjusted EBITDA was as a result of strong performance across the segment, particularly within the Dutch, Swedish and South African businesses, as well as a net favorable impact from acquisition and divestitures of $0.4 million and a positive impact from foreign currency translation of $1.1 million. On a like-for-like basis, Adjusted EBITDA increased 37.4%, or $8.5 million.
Diversified Fresh Produce – Americas & ROW
Revenue decreased 14.7%, or $84.2 million, primarily due to lower volumes of cherries due to seasonal timing differences, as well as continued challenging performance for the berry category in North America, partially offset by inflation-justified price increases and continued strong performance for potatoes and onions in North America.
Adjusted EBITDA increased marginally by 0.2%, driven primarily by significant recoveries in profitability for apples and, to a lesser extent, kiwis, after a challenging 2022, mostly offset by the impact of seasonal timing differences in the Chilean cherry season, as well as by a challenging performance for the berry category in North America.
Full Year Commentary
Fresh Fruit
Revenue increased 2.9%, or $88.7 million, predominantly driven by higher worldwide pricing of bananas and pineapples and an increase in worldwide volumes of bananas sold, partially offset by lower worldwide volumes of pineapples sold.
Adjusted EBITDA increased 1.6%, or $3.4 million. Adjusted EBITDA was positively impacted by strong revenue performance, partially offset by higher fruit sourcing costs, an increase in materials and handling costs and lower profit from the commercial cargo business.
Diversified Fresh Produce – EMEA
Revenue increased 8.9%, or $280.4 million, primarily driven by inflation-justified price increases across the segment, a net positive impact from acquisitions and divestitures of $35.8 million and a positive impact from foreign currency translation of $33.2 million, as a result of the strengthening of the Euro and British pound sterling against the U.S. Dollar, partly offset by the weakening of the Swedish krona against the U.S. Dollar. On a like-for-like basis, revenue increased 6.7%, or $211.4 million.
Adjusted EBITDA increased 20.3%, or $22.5 million. The increase was primarily due to strong performance across the segment, particularly within the Spanish, Dutch, Czech and South African businesses, as well as a net favorable impact from acquisitions and divestitures of $1.8 million. Excluding the impact of foreign currency translation and acquisition and divestitures, Adjusted EBITDA was 17.4%, or $19.3 million, ahead of the prior year.

Diversified Fresh Produce – Americas & ROW
Revenue decreased 8.4%, or $165.5 million, primarily due to lower volumes of most commodities sold, particularly in cherries, as well as in berries, grapes and apples, partially offset by inflation-justified price increases, a strong recovery in pricing of grapes and apples after a challenging 2022 and continued strong performance for potatoes and onions in North America.
Adjusted EBITDA decreased 2.7%, or $1.2 million, primarily due to a weak performance for the North American berry business and lower profits in the Chilean cherry business due to seasonal timing differences, partially offset by strong recovery in Chilean apples and grapes after challenging seasons in 2022 and by strong trading activity for most other products that we market in North America, particularly for potatoes and onions.
Capital Expenditures
Capital expenditures for the year ended December 31, 2023 were $78.0 million and included investments in farm renovations and ongoing investments in IT, logistics and efficiency projects in our warehouses and processing facilities. This amount only includes capital expenditures from continuing operations and also excludes non-cash finance lease additions of $8.9 million for the year ended December 31, 2023.
Sales of Assets
Sales of assets for the year ended December 31, 2023 were $83.6 million, compared to $36.7 million for the year ended December 31, 2022. These sales resulted in a gain on asset sales of $54.1 million for the year ended December 31, 2023, compared to $11.8 million for the year ended December 31, 2022. The increase was driven by $44.0 million of cash proceeds received from the sale of idle land in Hawaii during the third quarter of 2023, as well as $14.0 million of cash proceeds received from the sale of a cooler in California during the fourth quarter of 2023.
Free Cash Flow from Continuing Operations and Net Debt
Free Cash Flow from Continuing Operations was $220.6 million for the year ended December 31, 2023. Free Cash Flow from Continuing Operations benefited from strong Adjusted EBITDA performance and good working capital management across the Group over the course of the year. In particular, in the fourth quarter, we benefited from a strong seasonal working capital inflow. At the end of the year, Net Debt was $0.8 billion, a reduction from $1.0 billion as of December 31, 2022.
Progressive Produce Transaction
On February 27, 2024, we entered into a stock purchase agreement with PTF Holdings, LLC, the parent company of Pacific Trellis Fruit, LLC, to sell our 65% equity stake in Progressive Produce LLC for gross cash consideration of $120.2 million. PTF Holdings, LLC is a portfolio company of Arable Capital Partners, LLC. This transaction is expected to close in March 2024, subject to the satisfaction of customary closing conditions.
Outlook for Fiscal Year 2024 (forward-looking statement)
We are pleased with the Group's exceptional performance in 2023, delivering $385.1 million of Adjusted EBITDA from continuing operations. The result gives the Group a strong starting point from which to build further momentum in the 2024 financial year.
As we move through 2024, the operating environment continues to present new challenges as well as opportunities. On the macro-economic side, we have been pleased that inflation has continued to moderate across our key operating regions. We are also pleased by the relative stability being seen in some key foreign exchange rates, energy prices and, more recently, in interest rates.
While forecasting in this environment remains complex, overall, we believe our business is well positioned to deliver another good result in 2024. Given our strong 2023 overperformance, our target at this early stage of the year is to deliver full year Adjusted EBITDA in line with 2023 on a like-for-like basis.

For fiscal year 2024, we are guiding capital expenditure from continuing operations to be in the range of $110 - $120 million.
Dividend
On February 28, 2024, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of 2023 of $0.08 per share, payable on April 4, 2024 to shareholders of record on March 21, 2024. A cash dividend of $0.08 per share was paid on January 4, 2024 for the third quarter of 2023.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the fourth quarter and full year 2023 financial results. The webcast can be accessed at www.doleplc.com/investors.
The conference call can be accessed live by dialing (646) 307-1963 in the US or +353 (1) 582 2023 in Ireland and +44 20 3481 4247 for UK and other international participants. The conference ID is 2525779.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Consolidated Statements of Operations - Unaudited

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,072,255	$2,042,568	$8,245,268	$8,024,403
Cost of sales	(1,920,077)	(1,891,456)	(7,551,098)	(7,424,525)
Gross profit	152,178	151,112	694,170	599,878
Selling, marketing, general and administrative expenses	(119,334)	(112,934)	(473,903)	(436,192)
Gain on disposal of businesses	—	(50)	—	192
Impairment and asset write-downs of property, plant and equipment	(2,217)	(397)	(2,217)	(397)
Gain on asset sales	10,666	2,596	54,108	11,784
Operating income	41,293	40,327	272,158	175,265
Other (expense) income, net	(2,922)	(9,165)	4,799	10,600
Interest income	2,823	1,986	10,083	6,407
Interest expense	(18,754)	(18,245)	(81,113)	(56,371)
Income from continuing operations before income taxes and equity earnings	22,440	14,903	205,927	135,901
Income tax (expense) benefit	(2,987)	4,106	(43,591)	25,603
Equity method earnings	3,683	2,698	15,191	6,726
Income from continuing operations	23,136	21,707	177,527	168,230
Income (loss) from discontinued operations, net of income taxes	5,798	(8,318)	(21,818)	(56,447)
Net income	28,934	13,389	155,709	111,783
Less: Net income attributable to noncontrolling interests	(6,597)	(6,608)	(31,646)	(25,287)
Net income attributable to Dole plc	$22,337	$6,781	$124,063	$86,496

Income (loss) per share - basic:
Continuing operations	$0.18	$0.16	$1.54	$1.51
Discontinued operations	0.06	(0.09)	(0.23)	(0.60)
Net income per share attributable to Dole plc - basic	$0.24	$0.07	$1.31	$0.91

Income (loss) per share - diluted:
Continuing operations	$0.17	$0.16	$1.53	$1.51
Discontinued operations	0.06	(0.09)	(0.23)	(0.60)
Net income per share attributable to Dole plc - diluted	$0.23	$0.07	$1.30	$0.91

Weighted-average shares:
Basic	94,929	94,899	94,917	94,886
Diluted	95,187	94,928	95,118	94,914

Consolidated Balance Sheets - Unaudited

	December 31, 2023	December 31, 2022

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$275,580	$228,840
Short-term investments	5,899	5,367
Trade receivables, net of allowances for credit losses of $18,360 and $18,001, respectively	538,177	610,384
Grower advance receivables, net of allowances of $19,839 and $15,817, respectively	109,958	106,864
Other receivables, net of allowances of $13,227 and $14,538, respectively	117,069	132,947
Inventories, net of allowances of $4,792 and $4,186, respectively	378,592	394,150
Prepaid expenses	61,724	48,995
Other current assets	17,401	15,034
Fresh Vegetables current assets held for sale	414,457	62,252
Other assets held-for-sale	1,832	645
Total current assets	1,920,689	1,605,478
Long-term investments	15,970	16,498
Investments in unconsolidated affiliates	131,704	124,234
Actively marketed property	13,781	31,007
Property, plant and equipment, net of accumulated depreciation of $444,775 and $375,721, respectively	1,102,234	1,116,124
Operating lease right-of-use assets	340,458	293,658
Goodwill	513,312	497,453
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $134,420 and $120,315, respectively	41,232	50,990
Fresh Vegetables non-current assets held for sale	—	343,828
Other assets	109,048	142,180
Deferred tax assets, net	66,485	64,112
Total assets	$4,561,193	$4,591,842
LIABILITIES AND EQUITY
Accounts payable	$670,904	$640,620
Income taxes payable	22,917	11,558
Accrued liabilities	357,427	381,688
Bank overdrafts	11,488	8,623
Current portion of long-term debt, net	222,940	97,435
Current maturities of operating leases	63,653	57,372
Payroll and other tax	27,791	27,187
Contingent consideration	1,788	1,791
Pension and postretirement benefits	16,570	17,287
Fresh Vegetables current liabilities held for sale	291,342	199,255
Dividends payable and other current liabilities	29,892	17,698
Total current liabilities	1,716,712	1,460,514
Long-term debt, net	845,013	1,127,321
Operating leases, less current maturities	287,991	246,723
Deferred tax liabilities, net	92,653	118,403
Income taxes payable, less current portion	16,664	30,458
Contingent consideration, less current portion	7,327	5,022
Pension and postretirement benefits, less current portion	121,689	124,646
Fresh Vegetables non-current liabilities held for sale	—	116,380
Other long-term liabilities	52,295	43,390
Total liabilities	$3,140,344	$3,272,857
Redeemable noncontrolling interests	34,185	32,311
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 94,929 and 94,899 shares outstanding as of December 31, 2023 and December 31, 2022, respectively	949	949
Additional paid-in capital	796,800	795,063
Retained earnings	562,562	469,249
Accumulated other comprehensive loss	(110,791)	(104,133)
Total equity attributable to Dole plc	1,249,520	1,161,128
Equity attributable to noncontrolling interests	137,144	125,546
Total equity	1,386,664	1,286,674
Total liabilities, redeemable noncontrolling interests and equity	$4,561,193	$4,591,842

Consolidated Statements of Cash Flows - Unaudited

	Year Ended
	December 31, 2023	December 31, 2022

Operating Activities	(U.S. Dollars in thousands)
Net income	$155,709	$111,783
Loss from discontinued operations, net of income taxes	21,818	56,447
Income from continuing operations	177,527	168,230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	104,168	109,596
Incremental charges on purchase accounting valuation of biological assets and inventory	—	41,145
Net gain on sale of assets	(54,108)	(11,784)
Stock-based compensation expense	6,045	4,500
Equity method earnings	(15,191)	(6,726)
Amortization of debt discounts and debt issuance costs	6,390	6,213
Deferred tax benefit	(12,600)	(31,061)
Pension and other postretirement benefit plan expense	7,735	3,151
Dividends received from equity method investees	9,388	9,817
Other	4,268	7,164
Changes in operating assets and liabilities:
Receivables, net of allowances	58,794	55,150
Inventories	20,688	(31,685)
Prepaids, other current assets and other assets	(27,521)	(11,073)
Accounts payable, accrued liabilities and other liabilities	13,022	10,975
Net cash provided by operating activities - continuing operations	298,605	323,612
Investing Activities
Sales of assets	83,557	36,676
Capital expenditures	(78,041)	(85,564)
Acquisitions, net of cash acquired	(1,263)	(4,886)
Insurance proceeds	1,054	2,278
Purchases of investments	(1,153)	(458)
Net sales (purchases) of investments in unconsolidated affiliates	1,013	(3,029)
Other	57	912
Net cash provided by (used in) investing activities - continuing operations	5,224	(54,071)
Financing Activities
Proceeds from borrowings and overdrafts	1,407,970	1,293,280
Repayments on borrowings and overdrafts	(1,576,067)	(1,411,467)
Payment of debt issuance costs	(44)	(304)
Dividends paid to shareholders	(30,373)	(30,364)
Dividends paid to noncontrolling interests	(28,522)	(21,632)
Other noncontrolling interest activity, net	(1,300)	—
Payments of contingent consideration	(1,662)	(2,909)
Net cash used in financing activities - continuing operations	(229,998)	(173,396)
Effect of foreign currency exchange rate changes on cash	5,448	(20,712)
Net cash used in operating activities - discontinued operations	(22,622)	(84,720)
Net cash used in investing activities - discontinued operations	(8,492)	(12,434)
Cash used in discontinued operations, net	(31,114)	(97,154)
Increase (decrease) in cash and cash equivalents	48,165	(21,721)
Cash and cash equivalents at beginning of period, including discontinued operations	228,840	250,561
Cash and cash equivalents at end of period, including discontinued operations	$277,005	$228,840

Supplemental cash flow information:
Income tax payments, net of refunds	$(63,969)	$(50,469)
Interest payments on borrowings	$(82,367)	$(53,404)
Non-cash Investing and Financing Activities:
Accrued property, plant and equipment	$(1,465)	$(488)

Reconciliation from Net Income to Adjusted EBITDA – Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$28,934	$13,389	$155,709	$111,783
(Income) loss from discontinued operations, net of income taxes	(5,798)	8,318	21,818	56,447
Income from continuing operations (Reported GAAP)	23,136	21,707	177,527	168,230
Income tax expense (benefit)	2,987	(4,106)	43,591	(25,603)
Interest expense	18,754	18,245	81,113	56,371
Mark to market losses	5,450	8,868	2,524	3,049
Gain on asset sales	(9,139)	(1,970)	(52,495)	(10,316)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	681	—	41,145
Cyber-related incident	—	—	5,321	—
Other items[4,5]	1,833	1,053	2,918	(231)
Adjustments from equity method investments	4,309	2,614	10,714	7,540
Adjusted EBIT (Non-GAAP)	47,330	47,092	271,213	240,185
Depreciation	24,788	25,159	93,970	98,703
Amortization of intangible assets	2,472	2,645	10,198	10,893
Depreciation and amortization adjustments from equity method investments	2,267	2,616	9,737	10,615
Adjusted EBITDA (Non-GAAP)	$76,857	$77,512	$385,118	$360,396
4 For the three months ended December 31, 2023, other items is primarily comprised of $1.9 million asset write-downs, net of insurance proceeds and $0.2 million of impairment charges on property, plant and equipment, partially offset by other immaterial items. For the three months ended December 31, 2022, other items is primarily comprised of $0.5 million of net losses on equity method disposals, $0.4 million of impairment charges on property, plant and equipment and other immaterial items.
5 For the year ended December 31, 2023, other items is primarily comprised of $3.0 million of asset write-downs, net of insurance proceeds, $0.2 million of impairment charges on property, plant and equipment, partially offset by other immaterial items. For the year ended December 31, 2022, other items is primarily comprised of $0.9 million of net legal and restructuring adjustments and $0.5 million of insurance proceeds, net of asset write-downs, partially offset by $0.5 million of net losses on equity method acquisitions and disposals, $0.4 million of impairment charges on property, plant and equipment and other immaterial items.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income – Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$22,337	$6,781	$124,063	$86,496
(Income) loss from discontinued operations, net of income taxes	(5,798)	8,318	21,818	56,447
Income from continuing operations attributable to Dole plc	16,539	15,099	145,881	142,943
Amortization of intangible assets	2,472	2,645	10,198	10,893
Mark to market losses	5,450	8,868	2,524	3,049
Gain on asset sales	(9,139)	(1,970)	(52,495)	(10,316)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	681	—	41,145
Cyber-related incident	—	—	5,321	—
Other items[6,7]	1,833	1,053	2,918	(231)
Adjustments from equity method investments	604	662	1,956	2,580
Income tax on items above and discrete tax items	(1,709)	(8,876)	5,243	(50,504)
NCI impact on items above	(1,220)	(898)	(3,494)	(3,187)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$14,830	$17,264	$118,052	$136,372

Adjusted earnings per share – basic (Non-GAAP)	$0.16	$0.18	$1.24	$1.44
Adjusted earnings per share – diluted (Non-GAAP)	$0.16	$0.18	$1.24	$1.44
Weighted average shares outstanding – basic	94,929	94,899	94,917	94,886
Weighted average shares outstanding – diluted	95,187	94,928	95,118	94,914
6 For the three months ended December 31, 2023, other items is primarily comprised of $1.9 million asset write-downs, net of insurance proceeds and $0.2 million of impairment charges on property, plant and equipment, partially offset by other immaterial items. For the three months ended December 31, 2022, other items is primarily comprised of $0.5 million of net losses on equity method disposals, $0.4 million of impairment charges on property, plant and equipment and other immaterial items.
7 For the year ended December 31, 2023, other items is primarily comprised of $3.0 million of asset write-downs, net of insurance proceeds, $0.2 million of impairment charges on property, plant and equipment, partially offset by other immaterial items. For the year ended December 31, 2022, other items is primarily comprised of $0.9 million of net legal and restructuring adjustments and $0.5 million of insurance proceeds, net of asset write-downs, partially offset by $0.5 million of net losses on equity method acquisitions and disposals, $0.4 million of impairment charges on property, plant and equipment and other immaterial items.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income – Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended December 31, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[8]	Operating Income
Reported (GAAP)	$2,072,255	(1,920,077)	152,178	7.3%	(119,334)	8,449	$41,293
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,472	—	2,472
Mark to market losses	—	(189)	(189)		—	—	(189)
Gain on asset sales	—	—	—		—	(9,139)	(9,139)
Cyber-related incident	—	—	—		—	—	—
Other items	—	2,120	2,120		(34)	—	2,086
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,072,255	(1,918,146)	154,109	7.4%	(116,896)	(690)	$36,523

	Three Months Ended December 31, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[9]	Operating Income
Reported (GAAP)	$2,042,568	(1,891,456)	151,112	7.4%	(112,934)	2,149	$40,327
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,645	—	2,645
Mark to market losses	—	476	476		—	—	476
Gain on asset sales	—	—	—		—	(1,970)	(1,970)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	681	681		—	—	681
Other items	—	(452)	(452)		—	961	509
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,042,568	(1,890,751)	151,817	7.4%	(110,289)	1,140	$42,668
8 Other operating charges for the three months ended December 31, 2023 is primarily comprised of a $10.7 million gain on asset sales, partially offset by $2.2 million of impairment charges and asset write-downs of property, plant and equipment, as reported in the consolidated statements of operations.
9 Other operating charges for the three months ended December 31, 2022 is primarily comprised of a $2.6 million gain on asset sales, partially offset by $0.4 million of impairment charges and asset write-downs of property, plant and equipment, as reported in the consolidated statements of operations.

	Three Months Ended December 31, 2023 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax (expense)	Equity earnings	Income from continuing operations	Income from discontinued operations, net of income taxes
Reported (GAAP)	$(2,922)	2,823	(18,754)	(2,987)	3,683	23,136	$5,798
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	(5,798)
Amortization of intangible assets	—	—	—	—	—	2,472	—
Mark to market losses	5,639	—	—	—	—	5,450	—
Gain on asset sales	—	—	—	—	—	(9,139)	—
Cyber-related incident	—	—	—	—	—	—	—
Other items	(253)	—	—	—	—	1,833	—
Adjustments from equity method investments	—	—	—	—	604	604	—
Income tax on items above and discrete tax items	—	—	—	(1,610)	(99)	(1,709)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$2,464	2,823	(18,754)	(4,597)	4,188	22,647	$—

	Three Months Ended December 31, 2022 (U.S. Dollars in thousands)
	Other expense, net	Interest income	Interest expense	Income tax benefit (expense)	Equity earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$(9,165)	1,986	(18,245)	4,106	2,698	21,707	$(8,318)
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	8,318
Amortization of intangible assets	—	—	—	—	—	2,645	—
Mark to market losses	8,392	—	—	—	—	8,868	—
Gain on asset sales	—	—	—	—	—	(1,970)	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	681	—
Other items	—	—	—	—	544	1,053	—
Adjustments from equity method investments	—	—	—	—	662	662	—
Income tax on items above and discrete tax items	—	—	—	(8,777)	(99)	(8,876)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$(773)	1,986	(18,245)	(4,671)	3,805	24,770	$—

	Three Months Ended December 31, 2023 (U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$28,934	(6,597)	$22,337	$0.23
(Income) loss from discontinued operations, net of income taxes	(5,798)	—	(5,798)
Amortization of intangible assets	2,472	—	2,472
Mark to market losses	5,450	—	5,450
Gain on asset sales	(9,139)	—	(9,139)
Cyber-related incident	—	—	—
Other items	1,833	—	1,833
Adjustments from equity method investments	604	—	604
Income tax on items above and discrete tax items	(1,709)	—	(1,709)
NCI impact on items above	—	(1,220)	(1,220)
Adjusted (Non-GAAP)	$22,647	(7,817)	$14,830	$0.16

Weighted average shares outstanding – diluted			95,187

	Three Months Ended December 31, 2022 (U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$13,389	(6,608)	$6,781	$0.07
(Income) loss from discontinued operations, net of income taxes	8,318	—	8,318
Amortization of intangible assets	2,645	—	2,645
Mark to market losses	8,868	—	8,868
Gain on asset sales	(1,970)	—	(1,970)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	681	—	681
Other items	1,053	—	1,053
Adjustments from equity method investments	662	—	662
Income tax on items above and discrete tax items	(8,876)	—	(8,876)
NCI impact on items above	—	(898)	(898)
Adjusted (Non-GAAP)	$24,770	(7,506)	$17,264	$0.18

Weighted average shares outstanding – diluted			94,928

	Year Ended December 31, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[10]	Operating Income
Reported (GAAP)	$8,245,268	(7,551,098)	694,170	8.4%	(473,903)	51,891	$272,158
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		10,198	—	10,198
Mark to market losses	—	(2,638)	(2,638)		—	—	(2,638)
Gain on asset sales	—	—	—		—	(52,495)	(52,495)
Cyber-related incident	—	—	—		5,321	—	5,321
Other items	—	3,205	3,205		(34)	—	3,171
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$8,245,268	(7,550,531)	694,737	8.4%	(458,418)	(604)	$235,715

	Year Ended December 31, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[11]	Operating Income
Reported (GAAP)	$8,024,403	(7,424,525)	599,878	7.5%	(436,192)	11,579	$175,265
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		10,893	—	10,893
Mark to market losses	—	2,848	2,848		—	—	2,848
Gain on asset sales	—	—	—		—	(10,316)	(10,316)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	41,145	41,145		—	—	41,145
Other items	—	(452)	(452)		(910)	587	(775)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$8,024,403	(7,380,984)	643,419	8.0%	(426,209)	1,850	$219,060
10 Other operating charges for the year ended December 31, 2023 is primarily comprised of a $54.1 million gain on asset sales, partially offset by $2.2 million of impairment charges and asset write-downs of property, plant and equipment, as reported in the consolidated statements of operations.
11 Other operating charges for the year ended December 31, 2022 is primarily comprised of a $11.8 million gain on asset sales, partially offset by $0.4 million of impairment charges and asset write-downs of property, plant and equipment, as reported in the consolidated statements of operations.

	Year Ended December 31, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax (expense)	Equity earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$4,799	10,083	(81,113)	(43,591)	15,191	177,527	$(21,818)
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	21,818
Amortization of intangible assets	—	—	—	—	—	10,198	—
Mark to market losses	5,162	—	—	—	—	2,524	—
Gain on asset sales	—	—	—	—	—	(52,495)	—
Cyber-related incident	—	—	—	—	—	5,321	—
Other items	(253)	—	—	—	—	2,918	—
Adjustments from equity method investments	—	—	—	—	1,956	1,956	—
Income tax on items above and discrete tax items	—	—	—	5,643	(400)	5,243	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$9,708	10,083	(81,113)	(37,948)	16,747	153,192	$—

	Year Ended December 31, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$10,600	6,407	(56,371)	25,603	6,726	168,230	$(56,447)
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	56,447
Amortization of intangible assets	—	—	—	—	—	10,893	—
Mark to market losses	201	—	—	—	—	3,049	—
Gain on asset sales	—	—	—	—	—	(10,316)	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	41,145	—
Other items	—	—	—	—	544	(231)	—
Adjustments from equity method investments	—	—	—	—	2,580	2,580	—
Income tax on items above and discrete tax items	—	—	—	(50,097)	(407)	(50,504)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$10,801	6,407	(56,371)	(24,494)	9,443	164,846	$—

	Year Ended December 31, 2023 (U.S. Dollars and shares in thousands, except per share amounts)

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$155,709	(31,646)	$124,063	$1.30
(Income) loss from discontinued operations, net of income taxes	21,818	—	21,818
Amortization of intangible assets	10,198	—	10,198
Mark to market losses	2,524	—	2,524
Gain on asset sales	(52,495)	—	(52,495)
Cyber-related incident	5,321	—	5,321
Other items	2,918	—	2,918
Adjustments from equity method investments	1,956	—	1,956
Income tax on items above and discrete tax items	5,243	—	5,243
NCI impact on items above	—	(3,494)	(3,494)
Adjusted (Non-GAAP)	$153,192	(35,140)	$118,052	$1.24

Weighted average shares outstanding – diluted			95,118

	Year Ended December 31, 2022 (U.S. Dollars and shares in thousands, except per share amounts)

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$111,783	(25,287)	$86,496	$0.91
(Income) loss from discontinued operations, net of income taxes	56,447	—	56,447
Amortization of intangible assets	10,893	—	10,893
Mark to market losses	3,049	—	3,049
Gain on asset sales	(10,316)	—	(10,316)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	41,145	—	41,145
Other items	(231)	—	(231)
Adjustments from equity method investments	2,580	—	2,580
Income tax on items above and discrete tax items	(50,504)	—	(50,504)
NCI impact on items above	—	(3,187)	(3,187)
Adjusted (Non-GAAP)	$164,846	(28,474)	$136,372	$1.44

Weighted average shares outstanding – diluted			94,914

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	December 31, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$740,167	$—	$—	$8,536	$748,703
Diversified Fresh Produce - EMEA	751,594	33,388	12,170	65,713	862,865
Diversified Fresh Produce - Americas & ROW	573,936	55	—	(84,230)	489,761
Intersegment	(23,129)	—	—	(5,945)	(29,074)
Total	$2,042,568	$33,443	$12,170	$(15,926)	$2,072,255

	Adjusted EBITDA for the Three Months Ended
	December 31, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$39,460	$(82)	$—	$(10,586)	$28,792
Diversified Fresh Produce - EMEA	22,656	1,132	376	8,474	32,638
Diversified Fresh Produce - Americas & ROW	15,396	(15)	(529)	575	15,427
Total	$77,512	$1,035	$(153)	$(1,537)	$76,857

	Revenue for the Year Ended
	December 31, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$3,047,149	$—	$—	$88,717	$3,135,866
Diversified Fresh Produce - EMEA	3,152,561	33,200	35,812	211,372	3,432,945
Diversified Fresh Produce - Americas & ROW	1,965,667	(6,469)	—	(159,030)	1,800,168
Intersegment	(140,974)	—		17,263	(123,711)
Total	$8,024,403	$26,731	$35,812	$158,322	$8,245,268

	Adjusted EBITDA for the Year Ended
	December 31, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$205,547	$(412)	$—	$3,795	$208,930
Diversified Fresh Produce - EMEA	111,053	1,345	1,834	19,338	133,570
Diversified Fresh Produce - Americas & ROW	43,796	(260)	969	(1,887)	42,618
Total	$360,396	$673	$2,803	$21,246	$385,118

Net Debt Reconciliation – Unaudited
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of December 31, 2023 is presented below. Net Debt as of December 31, 2023 was $0.8 billion.

	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$275,580	$228,840
Debt (Reported GAAP):
Long-term debt, net	(845,013)	(1,127,321)
Current maturities	(222,940)	(97,435)
Bank overdrafts	(11,488)	(8,623)
Total debt, net	(1,079,441)	(1,233,379)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(14,395)	(17,874)
Total gross debt	(1,093,836)	(1,251,253)
Net Debt (Non-GAAP)	$(818,256)	$(1,022,413)

Free Cash Flow from Continuing Operations Reconciliation – Unaudited

	Year Ended
	December 31, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Net cash provided by operating activities - continuing operations (Reported GAAP)	$298,605	$323,612
Less: Capital expenditures (Reported GAAP)[12]	(78,041)	(85,564)
Free cash flow from continuing operations (Non-GAAP)	$220,564	$238,048
12 Capital expenditures do not include amounts attributable to discontinued operations.

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations and Net Debt, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) adding the loss or subtracting the income from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the years ended December 31, 2023 and December 31, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on property, plant and equipment, adding restructuring charges and costs for legal matters not in the ordinary course of business and adding costs incurred for the cyber-related incident; and (6) the Company’s share of these items from equity method investments.

Adjusted EBITDA is calculated from GAAP net income by: (1) adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the years ended December 31, 2023 and December 31, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on property, plant and equipment, adding restructuring charges and costs for legal matters not in the ordinary course of business and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the years ended December 31, 2023 and December 31, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on property, plant and equipment, adding restructuring charges and costs for legal matters not in the ordinary course of business and adding costs incurred for the cyber-related incident; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Free cash flow from continuing operations is calculated from GAAP net cash provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.
Dole is not able to provide a reconciliation for projected FY'24 results without taking unreasonable efforts.